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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15F

  CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
      OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR
              SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 000-16977

                               Stolt-Nielsen S.A.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                             c/o Stolt-Nielsen Ltd.
                                   65 Kingsway
                                 London WC2B 6TD
                                     ENGLAND
                                +44 20 7611 8960
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           Common Shares, no par value

  American Depositary Shares, each representing one Common Share, no par value
  ----------------------------------------------------------------------------
              (Title of each class of shares covered by this Form)

     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

         Rule l2h-6(a)   [X]                Rule l2h-6(d)   [ ]
         (for equity securities)            (for successor registrants)

         Rule l2h-6(c)   [ ]                Rule l2h-6(i)   [ ]
         (for debt securities)              (for prior Form 15 filers)

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
                                     PART I

Item 1.  Exchange Act Reporting History

A. Stolt-Nielsen S.A. (the "Company") first incurred the duty to file reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") on June 8, 1988, the effective date of the Company's registration statement on Form F-1 filed with the Securities and Exchange Commission (the "Commission").

B. The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form 15F and has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2.  Recent United States Market Activity

         The Company's securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the "Securities Act"), on January 26, 1996 pursuant to Registration Statement on Form F-3 (No. 033-80125 ).

         The Company filed Registration Statements on Form S-8 (No. 033-28473, No. 333-06958, No. 333-11178 and No. 333-121315) under which securities were sold to employees. Prior to filing this Form 15F, the Company filed post-effective amendments to terminate the registration of unsold securities under these Registration Statements.

Item 3.  Foreign Listing and Primary Trading Market

A. The primary trading market for the Company's Common Shares is the Oslo Bors (the "Oslo Stock Exchange" or "OSE"), which is located in Norway. The Company's Common Shares, each represented by one American Depositary Share ("ADS"), were also traded on the Nasdaq Global Select Market ("Nasdaq") in the form of American Depositary Receipts ("ADR"). The Company's Nasdaq listing terminated on May 21, 2007. The Company terminated its ADR facility on May 24, 2007.

B The Company's Common Shares were initially listed on the OSE as Class B Shares on December 29, 1995, which were converted into Common Shares on March 7, 2001. The Company has maintained the listing of its Common Shares on the OSE for the 12 months preceding the filing of this Form 15F.

C. During the 12-month period beginning on May 25, 2007 and ending on May 27, 2008, the percentage of trading in the Company's Common Shares that occurred on the OSE was 99.47%.

Item 4.  Comparative Trading Volume Data

A. The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act is May 25, 2007, to May 27, 2008.

B. During the above 12-month period, the average daily trading volume ("ADTV") of the Company's Common Shares in the United States and on a worldwide basis was 1,017 and 192,754 respectively.

C. During the above 12-month period, the ADTV of the Company's Common Shares in the United States as a percentage of the ADTV of the Company's Common Shares on a worldwide basis was 0.53%.

D. The Company's ADSs were delisted from Nasdaq on May 21, 2007. As of that date, the ADTV of the Company's Common Shares in the United States as a percentage of the ADTV of the Company's Common Shares on a worldwide basis for the prior 12-month period was 9.25%.

E. The Company terminated its ADR facility on May 24, 2007. As of that date, the ADTV of the Company's Common Shares in the United States as a percentage of the ADTV of the Company's Common Shares on a worldwide basis for the prior 12-month period was 9.51%.

F. The sources of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 under the Exchange Act were Lion Shares for on-exchange information and Bloomberg for off-exchange information. The United States ADTV figures include Nasdaq trades, while the worldwide ADTV figures include trades on the OSE and Nasdaq. All figures include off-exchange transactions.

Item 5.  Alternative Record Holder Information

         Not applicable.

Item 6.  Debt Securities

         Not applicable.

Item 7.  Notice Requirement

A. The Company issued a press release on April 19, 2007 disclosing its intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act. The Company issued a further press release to this effect on May 28, 2008.

B The press releases were disseminated through the major newswire services that the Company typically uses to publish its press releases and circulated by the major financial newswire services in the United States. The press releases were also posted on the Company's website at www.stolt-nielsen.com. A copy of the press release, dated May 28, 2008, is attached hereto as Exhibit 1.

Item 8.  Prior Form 15 Filers

         Not applicable.

                                     PART II

Item 9.  Rule 12g3-2(b) Exemption

         The Company will publish the information required under rule 12g3-2(b)(1)(iii) on its website at www.stolt-nielsen.com.

                                    PART III

Item 10. Exhibits

         1. Press Release regarding the Company's announcement of its intention to voluntarily file a Form 15-F in order to terminate reporting obligations.

Item 11. Undertakings

         The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

         (1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
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         (2)      Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

         (3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

                                   Signature:

         Pursuant to the requirements of the Securities Exchange Act of 1934, Stolt-Nielsen S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Stolt-Nielsen S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

                                                  STOLT-NIELSEN S.A.


                                                  /s/ Niels G. Stolt-Nielsen
                                                  ------------------------------
Date: May 28, 2008                                By:    Niels G. Stolt-Nielsen
                                                  Title: Chief Executive Officer

Stolt-Nielsen S.A.                                             [GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.       Tel: +44 207 611 8960
Aldwych House                Fax: +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

                                                                    Exhibit 10.1

Stolt-Nielsen S.A. Announces Voluntary Deregistration from U.S. SEC Reporting Obligations

London, England - May 28, 2008 - Stolt-Nielsen S.A. (Oslo Stock Exchange:
SNI)(the "Company") announced its intention to voluntarily file a Form 15-F with the United States Securities and Exchange Commission (the "SEC") today to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under the SEC rules, the Company's SEC reporting obligations will be immediately suspended upon filing of the Form 15-F, and deregistration will become effective after 90 days, unless the SEC objects. Consequently, the Company will not be filing an Annual Report on Form 20-F covering the 2007 fiscal year.

The Company previously delisted its American Depositary Shares from the Nasdaq Global Select Market on May 21, 2007 and terminated its American Depositary Receipt programme on May 24, 2007.

The Company will maintain its listing on the OSE stock market and will continue to provide investors with OSE filings and other timely information on the Company's website at http://www.stolt-nielsen.com.

Contact:

Jan Chr. Engelhardtsen
Chief Financial Officer
UK +44 (0) 20 7611 8972
j.engelhardtsen@stolt.com

Jens F. Gruner-Hegge
V.P. Corporate Finance
U.K. +44 (0) 20 7611 8985
j.gruner-hegge@stolt.com

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt Tankers & Terminals and Stolt Tank Containers, provides integrated transportation solutions for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot, sole, sturgeon, and caviar.